UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 October 12, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL SECURES $16.2 MILLION NIH CONTRACT FOR HIV VACCINE DESIGN AND
DEVELOPMENT

LEIDEN, THE NETHERLANDS, OCTOBER 9, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has secured a US$ 16.2 million contract from the National Institute of Allergy and Infectious Diseases, part of the U.S. National Institutes of Health (NIH), for the design and development of an HIV vaccine. The contract supports a collaborative program with the Beth Israel Deaconess Medical Center at Harvard Medical School and Charles River Laboratories Inc.

The program focuses on the use of live viral vectors for the design and development of an HIV vaccine. A number of HIV genes will be tested for insertion into the vector, with the best antigens being selected for development into products suitable for phase I and II clinical trials in humans. The program will be supported by the NIAID's Vaccine Research Center (VRC), which will offer expertise on antigen design.

The contract provides for a full cost reimbursement plus a fixed-fee. The program will be fully covered up until the commencement of clinical trials. Further, the NIAID HIV Vaccine Trials Network has expressed interest in performing clinical trials as soon as preclinical tests are completed and a clinical lot is available.

"We are very grateful to the NIAID for their support and ongoing endorsement of our technology in the field of HIV vaccine development," said Crucell's Chief Scientific Officer, Dr Jaap Goudsmit. "Multiple high-level vaccine initiatives are essential if we are to be successful in delivering the safe, effective and accessible HIV vaccine that the world needs so urgently."

ABOUT CRUCELL
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, including both early-stage products and products almost ready to go to market. Several Crucell products are based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy and Korea. The Company employs about 900 people. For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                                   FOR CRUCELL IN THE US:
Paul Vermeij                                   REDINGTON, INC.
Director Investor Relations and                Thomas Redington
Corporate Communications
Tel. +31-(0)71-524 8718                        Tel. +1 212-926-1733
p.vermeij@crucell.com                          tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   October 12, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer